

Mail Stop 4628

September 19, 2017

Jon Christopher Boswell
President and Chief Executive Officer
Eco-Stim Energy Solutions, Inc.
2930 West Sam Houston Parkway N., Suite 275
Houston, TX 77043

> **Re:** **Eco-Stim Energy Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2017**
> **File No. 333-220402**

Dear Mr. Boswell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Andrew W. Smetana
        Vinson & Elkins LLP